THOMPSON COBURN LLP
One US Bank Plaza
St. Louis, MO  63101
(314) 552-6295

July 20, 2010

EDGAR  CORRESPONDENCE

Linda B. Stirling, Esq.
U.S. Securities and Exchange Commission
450 5th Street, NW, 5-6
Washington, DC  20549

Re:  Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Linda:

We are responding to your comments received on Monday, July 12, 2010 in respect of Post-Effective Amendment No. 143 to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of its series, Dean Large Cap Fund (the “Large Cap Fund”) and Dean Small Cap Fund (the “Small Cap Fund”) (collectively, the “Funds”).  Our responses to your comments are set forth below.

Comment:  In the Summary Prospectuses, each Fund has the option to delete the Shareholder/Redemption Fee from the Fee Table.

Response:  The Funds will leave the Redemption Fee information in each Summary Prospectus as written.

Comment:  In the Principal Investment Strategies of the Summary Prospectus for each Fund, please provide a capitalization range for the applicable Index.

Response:  In the Principal Investment Strategies for the Small Cap Fund, we have included the following statement:

As of June 30, 2010, the market capitalization of companies listed on the Russell 2000 Value Index ranged from $49 million to $2.2 billion and the median was $378 million.

In the Principal Investment Strategies for the Large Cap Fund, we have included the following statement:

As of June 30, 2010, the median market capitalization of companies listed on the Russell 1000 Value Index ranged from $684 million to $292 billion and the median was $3.8 billion.

Comment:  Please revise the Principal Investment Strategies section in each Fund’s Summary Prospectus  to state with greater specificity the factors considered in identifying stocks to be included in each Fund’s portfolio.

Response:  As requested, we have revised the first paragraph Principal Investment Strategies section in the Small Cap Fund’s Summary Prospectus as follows:

Using fundamental, bottom-up research, the Fund’s portfolio managers utilize a multi-factored valuation method to identify stocks of companies that they believe are undervalued at the time of purchase.  The Fund’s portfolio managers look for companies with earnings, cash flows and/or assets that are not accurately reflected in the companies’ market values. The portfolio managers may also consider whether the companies’ securities have a favorable dividend and/or interest-paying history and whether such payments are expected to continue. The portfolio managers attempt to purchase the stocks of these undervalued companies and to hold each stock until it has returned to favor in the market and the price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company. The Fund seeks to preserve capital in down markets and to diversify its portfolio in traditional, as well as relative, value-oriented investments.

We have revised the second paragraph of the Principal Investment Strategies section in the Large Cap Fund’s Summary Prospectus as follows.

Using fundamental, bottom-up research, the Fund’s portfolio managers utilize a multi-factored valuation method to identify stocks of companies that they believe are undervalued at the time of purchase.  To identify these companies, the Fund’s portfolio managers look for companies with earnings, cash flows and/or assets that are not accurately reflected in the companies’ market values. The portfolio managers also consider various ratios, including the price-to-earning or price-to-book value ratios and whether the companies’ securities have a favorable dividend and/or interest-paying history and whether such payments are expected to continue. The portfolio managers attempt to purchase the stocks of these undervalued companies and to hold each stock until it has returned to favor in the market and the price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company.

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We trust that our responses satisfactorily resolve the issues raised by the Staff.  If not, please let us know and we will revise promptly. If you have any questions, please contact me at (314) 552-6295.

Sincerely,

THOMPSON COBURN LLP

By:  /s/ Dee Anne Sjögren